May 11, 2011
Ms. Deborah O’Neal-Johnson
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Columbia Funds Series Trust II Columbia Short-Term Cash Fund Amendment No. 22 File No. 811-21852
Dear Ms. O’Neal-Johnson:
This letter responds to comments received by telephone for the above-referenced Amendment. Comments and responses are outlined below:
Comment 1.	Please make sure a Tandy Representation is included in your Response Letter.

Response:	A Tandy Representation can be found at the end of this Response Letter.

Comment 2.	Please revise the following statement in the “Other Investment Strategies and Risks” in the Fund’s prospectus so that it is clear where more information on strategies and risks of such strategies and holdings can be found: SAI vs. shareholder reports.
“In addition to the principal investment strategies previously described, the Fund may invest in other securities and may use other investment strategies that are not principal investment strategies. For more information on strategies and holdings, and the risks of such strategies, see the Fund’s Statement of Additional Information (SAI) and its annual and semiannual reports.”
Response:	The language in the prospectus will be revised as follows.
“In addition to the principal investment strategies previously described, the Fund may invest in other securities and may use other investment strategies that are not principal investment strategies. For more information on strategies ~~and holdings~~, and the risks of such strategies, see the Fund’s Statement of Additional Information (SAI) and for more information on the Fund’s holdings, see the Fund’s annual and semiannual reports.”
In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:
The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.
If you have any questions, please contact either me at (212) 850-1703 or Anna Butskaya at (612) 671-4993.
Sincerely,

/s/ Joseph L. D’Alessandro Joseph L. D’Alessandro
Vice President and Group Counsel Ameriprise Financial, Inc.